FILED PURSUANT TO RULE 424(b)(3)

UNDER THE SECURITIES ACT OF

1933 IN CONNECTION WITH

REGISTRATION NO. 333-72229

PROSPECTUS SUPPLEMENT

dated September 18, 2006

(to Prospectus dated September 13, 1999)

KILROY REALTY CORPORATION

3,660,201 Shares of Common Stock

This prospectus supplement relates to the possible issuance of 1,957,350 shares of common stock of Kilroy Realty Corporation, a Maryland corporation (the “Company”), to the holders of common units representing limited partnership interests in Kilroy Realty, L.P. and the possible resale of shares of common stock by these holders, and the issuance of 1,702,851 shares of common stock of the Company, issued in exchange for common units since September 13, 1999, the date of the prospectus to which this prospectus supplement relates, and the possible resale of these shares. The holders identified in this prospectus supplement owned or currently own common limited partnership units and have tendered or may tender their common units to Kilroy Realty, L.P. for cash redemption. We may elect to exchange their tendered units on a one-for-one basis for shares of our common stock. We will not receive any of the proceeds from the issuance of the common stock to the holders or from the resale of the shares by the holders.

Our common stock is listed on the New York Stock Exchange under the symbol “KRC.” On September 15, 2006, the last reported sales price of our common stock on the New York Stock Exchange was $79.02 per share.

Before you invest in our common stock, you should consider the risks discussed in “Risk Factors” included in the prospectus dated September 13, 1999, as amended or supplemented from time to time.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

September 18, 2006

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “we,” “us,” “our” or the “Company” mean Kilroy Realty Corporation, including our consolidated subsidiaries.

You should rely only on the information contained in this document or incorporated by reference. Neither we nor the holders have authorized anyone to provide you with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is correct on any date after the date of this prospectus supplement and the date on the front of the accompanying prospectus, respectively, even though this prospectus supplement and the accompanying prospectus is delivered or shares are sold pursuant to the prospectus and prospectus supplement at a later date. Since the date of this prospectus supplement, our business, financial condition, results of operations and prospects may have changed.

SELLING STOCKHOLDERS

The “selling stockholders” are the persons who have received or may receive shares of our common stock registered pursuant to this registration statement in exchange for common units. The following table provides the names of the selling stockholders, the maximum number of shares of common stock issued or issuable to the selling stockholders in the exchange and the aggregate number of shares of common stock that will be owned by the selling stockholders after the exchange. The number of shares on the following table represents the number of shares of common stock into which common units held by the selling stockholders are exchangeable, including those shares that have been issued in exchanges effected to date. Since the selling stockholders may sell all, some or none of their shares, we cannot estimate the aggregate number of shares that the selling stockholders will offer pursuant to this prospectus supplement and the accompanying prospectus or that the selling stockholders will own upon completion of the offering to which this prospectus supplement and the accompanying prospectus relates.

The selling stockholders named below may from time to time offer the shares of common stock offered by this prospectus supplement and the accompanying prospectus:

Name	Common Shares Owned Prior to the Exchange(1)		Maximum Number of Common Shares Issued or Issuable in the Exchange and Available for Resale(1)		Common Shares Owned Following the Exchange(1)(2)		Number of Common Shares to be Resold(1)	Common Shares Owned After Resale(1)(3)
					Shares	Percent		Shares	Percent
John B. Kilroy, Sr.(4)(5)	300,778	(6)	247,602	(7)	548,380	1.7%	247,602	300,778	*
John B. Kilroy, Jr.(8)	201,818	(9)	960,465	(10)	1,162,283	3.5%	960,465	201,818	*
Kilroy Industries	—		1,251,752	(11)	1,251,752	3.8%	1,251,752	—	*
Patrice Kilroy	—		35,695		35,695	*	35,695	—	*
Susan Hahn	—		35,696		35,696	*	35,696	—	*
Anne McCahon	—		35,696		35,696	*	35,696	—	*
Dana Pantuso	—		35,696		35,696	*	35,696	—	*
Marshall L. McDaniel	—		1,739	(12)	1,739	*	1,739	—	*
Kilroy Technologies Company, LLC	—		4,348		4,348	*	4,348	—	*
Marc Brutten	—		30,000	(12)	30,000	*	30,000	—	*
Operation Walk	—		750		750	*	750	—	*
Donna Moranto	—		3,950	(12)	3,950	*	3,950	—	*
Marcor, LLC	—		18,541	(12)	18,541	*	18,541	—	*
The San Diego Foundation	—		4,850	(12)	4,850	*	4,850	—	*
Southern Arthritis Foundation	—		1,900	(12)	1,900	*	1,900	—	*
Rancho Santa Fe Community Center	—		1,850	(12)	1,850	*	1,850	—	*
James Reynolds	—		45,403		45,403	*	45,403	—	*
Jay Shidler	—		45,403		45,403	*	45,403	—	*
Lawrence Taff	—		8,255		8,255	*	8,255	—	*
Allen Capital Partners, LLC	—		410,849	(12)	410,849	1.3%	410,849	—	*
Black Family Holdings, LLC	—		271,216	(13)	271,216	*	271,216	—	*
Rancho Santa Fe Community School Endowment Fund	—		3,000	(12)	3,000	*	3,000	—	*
Martin V. Clevenger	—		6,703		6,703	*	6,703	—	*
T. Patrick Smith 2001 Trust	—		57,170	(14)	57,170	*	57,170	—	*
The Ohio University Foundation	—		4,200	(12)	4,200	*	4,200	—	*
Blair Academy	—		3,000	(12)	3,000	*	3,000	—	*

Total	502,596		3,525,729	(15)	4,028,325		3,525,729	502,596	*

*	Represents less than 1% of the total outstanding shares of common stock.
(1)	Based on information available to us as of the date of this prospectus supplement.
(2)	Assumes that we exchange the common units of the selling stockholders for shares of common stock. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of common stock issued in exchange for common units of only such selling stockholder. Also assumes that no transactions with respect to common stock or common units occur other than the exchange.
(3)	Assumes the selling stockholders sell all of their shares of common stock offered pursuant to this prospectus supplement and the accompanying prospectus. The percentage ownership is determined for each selling stockholder by taking into account the issuance and sale of shares of common stock issued in exchange for common units of only such selling stockholder.
(4)	John B. Kilroy, Sr. is the Chairman of the Board of Kilroy Realty Corporation.
(5)	Excludes the shares beneficially owned as a result of the stockholder’s ownership interest of Kilroy Industries.
(6)	Represents 300,778 shares of common stock of which 513 shares are subject to restrictions.
(7)	Represents 247,602 shares of common stock issuable, at our option, upon exchange of presently outstanding common units. Does not include 25,000 shares of common stock registered hereunder issued in exchange for common units and subsequently sold by Mr. Kilroy, Sr.
(8)	John B. Kilroy, Jr. is the Chief Executive Officer of Kilroy Realty Corporation.
(9)	Represents 201,818 shares of common stock of which 39,126 shares are subject to restrictions. Does not include the 85,528 shares of common stock registered hereunder issued in exchange for common units, which are included in the next column entitled “Maximum Number of Common Shares Issued or Issuable in the Exchange and Available for Resale.”
(10)	Represents 85,528 shares of common stock issued in exchange for common units and 874,937 shares of common stock issuable, at our option, upon exchange of presently outstanding common units. Does not include 109,472 shares of common stock registered hereunder issued in exchange for common units and subsequently sold by Mr. Kilroy, Jr.
(11)	Represents 948,802 shares of common stock issued in exchange for common units and 302,950 shares of common stock issuable, at our option, upon exchange of presently outstanding common units.
(12)	Represents shares of common stock issued in exchange for common units.
(13)	Pursuant to an ISDA Master Agreement and Credit Support Annex (the “ISDA Agreement”) by and between Black Family Holdings, LLC (“Black”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), 271,216 common units that are subject to this prospectus have been pledged by Black to MLPF&S as security for a loan or other extension of credit to Black. Upon a default under the ISDA Agreement, MLPF&S, its parent, Merrill Lynch & Co. Inc. or any subsidiary thereof, may be a selling holder hereunder and upon the exchange of such common units, may sell the applicable shares of common stock offered by this prospectus. In connection with the foregoing, Black may enter into derivative transactions with MLPF&S and in connection with those derivative transactions, MLPF&S may sell shares covered by this prospectus, including in short sale transactions. If so, MLPF&S may use shares pledged by or borrowed from Black or others to settle those sales or to close out any related open borrowings of shares, and may use shares received from Black in settlement of such derivatives to close out any related open borrowings of stock. Black may enter into option or other transactions with MLPF&S that involve the delivery of the shares offered hereby to MLPF&S, who may then resell or otherwise transfer those shares using this prospectus. MLPF&S or other third party in such derivative or other transactions may be an underwriter.
(14)	Represents 50,170 shares of common stock issued in exchange for common units and 7,000 shares of common stock issuable, at our option, upon exchange of presently outstanding common units.
(15)	Represents 1,568,379 shares of common stock issued in exchange for common units and 1,957,350 shares issuable, at our option, upon exchange of presently outstanding common units. Does not include 134,472 shares of common stock registered hereunder issued in exchange for common units and subsequently sold by the recipient selling stockholder. See notes 7 and 10 above.

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